The Funds held its annual meeting of shareholders on March 13, 2007. Shareholders voted to re elect Paul Belica and John J. Dalessandro II and elect William B Ogden and John C. Maney as Trustees indicated below.
								      Withheld
						        Affirmative   Authority

Re-election of Paul Belica to serve until 2010		27,147,494	63,796
Re-election of John J. Dalessandro II to serve
until 2010						10,418,000	57
Election of and John C. Maney to serve until 2008	27,149,566	61,354
Election of William B Ogden to serve until 2008		27,155,936	55,354


Robert E. Connor, Hans W. Kertess and R. Peter Sullivan III, continue to serve as Trustees.